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Legacy Pie Co.

Bakery

4000 Tennyson St Suite 100
Denver, CO 80212
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
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THE PITCH
Legacy Pie Co. is seeking investment to help us upgrade and expand our bakery to make more of the sweet and savory pies you love, and enjoy delicious rewards, too.
The Fourth-Generation, Family-Owned Colorado Cherry Company Invites You to be Part of the next Chapter by Investing in Legacy Pie Co.

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OUR STORY

Our pioneering pie shop began with one family and one perfect cherry pie almost 100 years ago. We are so grateful to the Colorado community for the love and support we've received over the past four generations. Now we invite you to be part of the legacy by investing in the pie shop. After one and a half years in Denver, we are excited to pie-oneer the future with you!

2020: The fourth-generation Lehnerts open their own pie shop in Berkeley, one of Denver's most cherished neighborhoods
2022: Business is booming, but our kitchen size limits the pies we can create and our cherry-focused name doesn't communicate the sweet and savory pies we bake
2023: The Lehnert family introduces the next chapter with Legacy Pie Co. to convey savory offerings, expand the kitchen, and invite the community to join us
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JOIN WITH US AND ENJOY LEGACY REWARDS!

Along with the investment opportunity, we are building a loyalty program so that each quarter, investors can direct part or all of their quarterly return to our rewards system, Legacy Rewards. With these reward credits you'll be able to:

Purchase products with VIP pricing
Vote on the newest pie flavors
Pre-order your pies during peak periods
Votes on our charitable giving initiatives
And so much more!
FOR YOU, WE ARE IMPROVING
Production: Build out an expanded, more sustainable bakery with improved efficiency and increased production for more pies to share with our guests
Technology: Improve scalability and efficiency of our operation and introduce the investor loyalty program
Experience: Update our dining room and expand our traditional and new, sweet and savory favorites
OWN YOUR PIECE OF THE PIE
PRESS
Best Pie Shops in America: Where to Find Good Homemade Pies - Thrillist

Why save pie for dessert when it could be the whole meal?

"We're trying to convince people pie can be an everyday thing and can be an every meal thing," Elias Lehnert, whose favorite savory pie is the bison bacon mushroom stout, said.

Since 1929, this Colorado family has perfected the cherry pie | Craving Colorado

LYONS ● A sweet smell drifts through the sweetest memories of Anthony Lehnert. He's transported to an old home in the Wisconsin countryside, a converted school house where there always

A guide to Colorado's fruit season — from peaches to apples, melons and berries

"Strawberries and raspberries grow really well here; the bright sunshine and the cool nights really contribute to their amazing flavor."

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This is a preview. It will become public when you start accepting investment.
OUR MISSION: BRING OUT THE GOOD IN ALL OF US THROUGH REMARKABLE PIES

We strive to leave a mark through altruism, encouragement and inspiration. We believe the best things in life shouldn't be saved just for the holidays or every once in a while. What began as one family, and one perfect cherry pie has become a 100-year mission to master and re-master amazing recipes with every generation that goes by. We are PIEoneers – always looking for new and better ways to help our guests make the most of every moment with our values at the forefront.

Serve With Heart
Do Simple Well
Put People First
Take Care of Our Home
Find Your Joy and Share It
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THE PROBLEM: TODAY'S PIE SHOPS ARE NOT KEEPING UP WITH CUSTOMER NEEDS

Cold and stale pies
Mediocre ingredients
Poor customer service
Wasteful processes
Same old flavors
Same old products
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THE SOLUTION: WE ARE REINVENTING THE AMERICAN PIE SHOP
Hot and fresh pies: Our pies are baked fresh and served hot from the oven or flash-frozen so our guests can replicate fresh-baked at home
Honest ingredients: Our handcrafted pies are made from scratch with high-quality, natural ingredients from the beautiful, all-butter crust to the local fruits and vegetables, clean meats, cheeses and eggs
People-first hospitality: Our bakers embody a Pie-oneering spirit with optimism, enthusiasm and adventure to help you find your favorites
Sustainable solutions: We prioritize recyclable packaging, in store composting, and local sourcing to reduce our"carbon pie print"
Traditional and new flavors: Our pies have been perfected since 1929 and we're just getting started, baking out of bounds to bring you family recipes alongside new sizes and flavors
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1929
Incorporated

Great Grandma Katherine makes fresh-baked pies and one-of-a-kind cider to share from a roadside stand.

1960

Second-generation Lehnerts continue the tradition of pie and cider in a part of Colorado known for tart cherries.

2000

Third-generation Lehnert open shops in Lyons and Estes Park, Colorado, and add flavorful jams, jellies and juices to the mix.

2020
Opened

Fourth-generation Lehnerts open their pie shop in Denver, Colorado with the same amazing offerings, plus new pies and complete coffee program.

2023

The story continues as the Denver pie shop becomes Legacy Pie Co. and invites investors to be a part of the next, exciting chapter!

THE TEAM

Elias Lehnert

Owner, Co Founder

Rachel Lehnert

Owner, Co Founder

This is a preview. It will become public when you start accepting investment.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Equipment and Buildout $18,650

Mainvest Compensation $1,350

Total $20,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$950,000	$1,200,000	$1,400,000	$1,469,999	$1,514,098
Cost of Goods Sold	$287,470	$340,560	$384,160	$444,821	$458,165
Gross Profit	$662,530	$859,440	$1,015,840	$1,025,178	$1,055,933

EXPENSES

Rent	$66,000	$66,000	$66,000	$66,000	$66,000
Labor Costs	$328,520	$328,520	$328,520	$328,520	$328,520
Misc. Operating Costs	$27,265	$27,265	$27,265	$27,265	$27,265
Insurance	$7,000	$7,000	$7,000	$7,000	$7,000
Legal & Accounting	$19,000	$19,000	$19,000	$19,000	$19,000
Repairs & Maintenance	$10,000	$10,250	$10,506	$10,768	$11,037
Operating Profit	$204,745	$401,405	$557,549	$566,625	$597,111

This information is provided by Legacy Pie Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $20,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends January 20th, 2023

Summary of Terms

Legal Business Name Legacy Pie Co., LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 0.5%-3.1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2028

Financial Condition

Historical milestones

Colorado Cherry Company has been operating in Denver since March, 2021 and has since achieved the following milestones:

Opened location in Denver, Co

Achieved revenue of $937,000 in year 1, which then is expected to grow to $1,200,000 in year 2.

Had Cost of Goods Sold (COGS) of $238,000 which represented gross profit margin of 70% in 1. COGS has been $197,000 this current year, which implies gross profit margin of 75%.

Sales are up 40% in year 2 and we expect them to increase by 10% in year 3.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Colorado Cherry Company forecasts the following milestones:

Begin construction by December, 2022

Finish construction by March 2023

Achieve $1,200,000 revenue per year in 2023.

Achieve $215,000 profit per year end of 2023

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Colorado Cherry Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Colorado Cherry Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Colorado Cherry Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Colorado Cherry Company's core business or the inability to compete successfully against the with other competitors could negatively affect Colorado Cherry Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Colorado Cherry Company's management or vote on and/or influence any managerial decisions regarding Colorado Cherry Company. Furthermore, if the founders or other key personnel of Colorado Cherry Company were to leave Colorado Cherry Company or become unable to work, Colorado Cherry Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Colorado Cherry Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Colorado Cherry Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Colorado Cherry Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Colorado Cherry Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Colorado Cherry Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Colorado Cherry Company's financial performance or ability to continue to operate. In the event Colorado Cherry Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Colorado Cherry Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Colorado Cherry Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Colorado Cherry Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Colorado Cherry Company will carry some insurance, Colorado Cherry Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Colorado Cherry Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Colorado Cherry Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Colorado Cherry Company's management will coincide: you both want Colorado Cherry Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Colorado Cherry Company to act conservative to make sure they are best equipped to repay the Note obligations, while Colorado Cherry Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Colorado Cherry Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Colorado Cherry Company or management), which is responsible for monitoring Colorado Cherry Company's compliance with the law. Colorado Cherry Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Colorado Cherry Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Colorado Cherry Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Colorado Cherry Company, and the revenue of Colorado Cherry Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Colorado Cherry Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Legacy Pie Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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